ISSUED ON BEHALF OF REED ELSEVIER PLC

Results of Annual General Meeting 2014

The Annual General Meeting of Reed Elsevier PLC was held on Thursday 24 April.

The table below shows the results of the poll on all 20 resolutions. Each shareholder present in person, or by proxy, was entitled to one vote per share held.

	RESOLUTION	FOR	%	AGAINST	%	WITHHELD
			-		-
1.	Receipt of financial statements	876,833,886	96.70	29,956,142	3.30	8,220,120

2.	Approval of Remuneration Report	810,363,386	89.06	99,538,952	10.94	5,107,375

3.	Approval of Remuneration Policy	834,792,974	93.83	54,920,711	6.17	25,296,745

4.	Declaration of final dividend	912,938,120	100.00	2,245	0.00	2,069,783

5.	Re-appointment of auditors	869,102,065	97.36	23,522,742	2.64	22,385,724

6.	Auditors’ remuneration	876,051,484	97.47	22,698,652	2.53	16,253,145

7.	Elect Nick Luff as a director	909,117,954	99.59	3,787,378	0.41	2,104,716

8.	Re-elect Erik Engstrom as a director	909,042,566	99.58	3,868,110	0.42	2,099,372

9.	Re-elect Anthony Habgood as a director	885,828,422	97.27	24,887,251	2.73	4,293,924

10.	Re-elect Wolfhart Hauser as a director	908,971,222	99.57	3,938,625	0.43	2,099,647

11.	Re-elect Adrian Hennah as a director	908,780,542	99.55	4,122,045	0.45	2,107,461

12.	Re-elect Lisa Hook as a director	907,921,413	99.45	4,986,532	0.55	2,101,553

13.	Re-elect Duncan Palmer as a director	908,960,290	99.57	3,940,897	0.43	2,108,156

14.	Re-elect Robert Polet as a director	908,816,173	99.55	4,087,341	0.45	2,105,983

15.	Re-elect Linda Sanford as a director	909,358,256	99.61	3,550,897	0.39	2,100,981

16.	Re-elect Ben van der Veer as a director	885,987,947	99.48	4,673,350	0.52	24,348,837

17.	Authority to allot shares	862,823,041	96.32	33,006,263	3.68	19,180,744

18.	Disapplication of pre-emption rights	910,348,124	99.74	2,351,668	0.26	2,308,641

19.	Authority to purchase own shares	912,409,562	99.95	499,371	0.05	2,101,215

20.	Notice period for general meetings	807,933,697	88.50	104,943,076	11.50	2,133,459

NOTES:

1.	The ‘For’ vote includes those giving the Chairman discretion.

2.	Votes ‘Withheld’ are not counted in the calculation of the proportion of votes ‘For’ or ‘Against’ a resolution.

3.	Resolutions 7 & 18 to 20 are Special Resolutions.

4.	At the close of business on Tuesday 22 April 2014 the total number of ordinary shares in issue, excluding Treasury shares, was 1,153,665,180

5.	The full text of the resolutions can be found in the Notice of Annual of General Meeting, which is available for inspection at the National Storage Mechanism http://www.hemscott.com/nsm.do and on the Company’s website at www.reedelsevier.com.

6.	As per Listing Rule 9.6.2 a copy of the resolutions passed, other than resolutions concerning ordinary business, will shortly be submitted to the National Storage Mechanism for inspection at http://www.hemscott.com/nsm.do.